April 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Liz Packebusch and Daniel Morris

Re:	USA Rare Earth, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4

Filed March 24, 2025

File No. 333-283181

Dear Ms. Packebusch / Mr. Morris:

On behalf of USA Rare Earth, Inc. (the “New USARE”) and USA Rare Earth, LLC (“USARE OpCo,” and together with New USARE, the “Co-Registrants”), we are writing to submit the Co-Registrants’ responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 8, 2025 (the “Comment Letter”), with respect to the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-4, filed on March 24, 2025 (“Post-Effective Amendment No.1”).

The Co-Registrants’ have filed via EDGAR Post-Effective Amendment No. 2 to the Registration Statement (“Post-Effective Amendment No. 2”), which reflects the Co-Registrants’ responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Co-Registrants’ response. Capitalized terms used but not defined herein have the meanings set forth in Post-Effective Amendment No. 2.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed March 24, 2025

Exhibits

1.	Please obtain and file an updated legality opinion that opines as to the securities of the successor Delaware corporation, USA Rare Earth, Inc. or New USARE. Refer generally to Securities Act Rule 414(d).

Response: In response to the Staff’s comment, New USARE has obtained and filed an updated legality opinion that opines as to the securities of New USARE with Post-Effective Amendment No. 2.

United States Securities and Exchange Commission
April 21, 2025

General

2.	Please update your registration statement to include audited financial statements for the fiscal year ended December 31, 2024 and revise your disclosure to reflect any material changes.

Response: In response to the Staff’s comment, the Co-Registrants’ have revised the registration statement to include their respective audited financial statements for the fiscal year ended December 31, 2024 and to set forth additional information to reflect the Domestication and other material changes made in connection with or resulting from the succession, the closing of the Business Combination and as necessary to keep the Registration Statement from being misleading in any material respect.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Joshua Ballard, Chief Executive Officer of USA Rare Earth, Inc and USA Rare Earth, LLC